397 Eagleview Boulevard Exton, PA 19341 Phone (610) 458-7300 Fax (610) 458-7380

December 7, 2007

Via EDGAR and Federal Express

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E., Mail Stop 6010

Washington, D.C. 20549

Attention: Mr. Jim B. Rosenberg

Re:	ViroPharma Incorporated

Form 10-K for Fiscal Year Ended December 31, 2006

Form 10-Q for the Quarterly Period Ended September 30, 2007

File No. 000-21699

Dear Mr. Rosenberg:

On behalf of ViroPharma Incorporated (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing set forth in the letter dated November 20, 2007. For your convenience, we have repeated each of the comments set forth in the Staff’s letter and followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2006

Financial Statements, page 67

Notes to the Consolidated Financial Statements, page 74

6. Intangible Assets, page 81

1.	On page 42, you state that “Intangible amortization is the result of the Vancocin product rights acquisition…”. Since “Cost of sales” in your Consolidated Statement of Operations excludes amortization of these acquired developed product rights, revise to include a parenthetical disclosure after the caption cost of sales that discloses this omission. Further, revise to delete any presentation and discussion of “Gross product margin” throughout the filing unless amortization of the acquired developed product rights is included in cost of sales.

Response: We concur with your comment. To address your comment, we intend to modify our disclosure in future filings, beginning with the Year ended December 31, 2007 Form 10-K, to include parenthetical disclose after the caption Cost of sales as follows: “Cost of sales (excluding amortization of product rights).” Additionally, we intend to modify our disclosure in future filings, beginning with the 2007 Form 10-K, to delete any discussion of “gross product margin.”

In our Management Discussion and Analysis section, the Cost of sales analysis will be structured as follows:

Cost of sales

Vancocin cost of sales includes the cost of materials and distribution costs and excludes amortization of product rights. Our cost of sales decrease as compared to 2006 primarily results from the sale of units manufactured by Norwich Pharmaceuticals, Inc. (formerly known as OSG Norwich) during the 2007 periods, which carry a lower inventory cost. Additionally, the nine months of 2006 includes $4.4 million resulting from the November 2005 amendment to our manufacturing agreement with Lilly whereby we increased the amount of Vancocin that Lilly supplied to us, which increased our cost of sales in the first half of 2006 as specific higher cost units were sold.

Form 10-Q – Period Ending September 30, 2007

Item 1. Financial Statements (unaudited), page 3

Notes to the Unaudited Consolidated Financial Statements, page 7

Note 6. Long-Term debt, page 10

2.	Please revise to disclose the following regarding the derivative instruments (call options purchased and warrants sold) executed in connection with the $250 million senior convertible notes issued March 26, 2007:

a)	Your objectives for holding or issuing those instruments,

b)	the context needed to understand those objectives,

c)	your strategies for achieving those objectives and
d)	an analysis of the accounting you applied to these transactions and how they comply with US GAAP citing specific authoritative literature.

Refer to FAS 133 paragraphs 44-45.

Response: To address your comment, we intend to expand our disclosure in future filings, beginning with the Year ended December 31, 2007 Form 10-K, to include the following as marked below:

On March 26, 2007, the Company issued $250.0 million of 2% senior convertible notes due March 2017 (the “senior convertible notes”) in a public offering. The $250.0 million includes an issuance pursuant to the underwriters’ exercise of an overalloment in the amount of $25.0 million that was closed concurrently on March 26, 2007. Net proceeds from the issuance of the senior convertible notes were $241.8 million. The senior convertible notes are unsecured unsubordinated obligations and rank equally with any other unsecured and unsubordinated indebtedness. The senior convertible notes bear interest at a rate of 2% per annum, payable semi-annually in arrears on March 15 and September 15 of each year commencing on September 15, 2007. As of September 30, 2007, the Company has accrued $0.2 million in interest payable to holders of the senior convertible notes. Debt issuance costs of $8.2 million have been capitalized and are being amortized over the term of the senior convertible notes, with the balance to be amortized as of September 30, 2007 being $7.8 million.

The senior convertible notes are convertible into shares of the Company’s common stock at an initial conversion price of $18.87 per share. The senior convertible notes may only be converted: (i) anytime after December 15, 2016; (ii) during the five business-day period after any five consecutive trading day period (the “measurement period”) in which the price per note for each trading day of that measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such day; (iii) during any calendar quarter (and only during such quarter) after the calendar quarter ending June 30, 2007, if the last reported sale price of our common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the applicable conversion price in effect on the last trading day of the immediately preceding calendar quarter; or (iv) upon the occurrence of specified corporate events. Upon conversion, holders of the senior convertible notes will receive shares of common stock, subject to ViroPharma’s option to irrevocably elect to settle all future conversions in cash up to the principal amount of the senior convertible notes, and shares for any excess. We can irrevocably elect this option at any time on or prior to the 35th scheduled trading day prior to the maturity date of the senior convertible notes. The senior convertible notes may be required to be repaid on the occurrence of certain fundamental changes, as defined in the senior convertible notes. As of September 30, 2007, the fair value of the $250.0 million convertible senior notes outstanding was approximately $191.6 million, based on the quoted market price.

Concurrent with the issuance of the senior convertible notes, the Company entered into privately-negotiated transactions, comprised of purchased call options and warrants sold, to reduce the potential dilution of our common stock upon conversion of the senior convertible notes. The transactions, taken together, have the effect of increasing the initial conversion price to $24.92 per share. The net cost of the transactions was $23.3 million.

The call options allow ViroPharma to receive up to approximately 13.25 million shares of its common stock at $18.87 from the call option holders, equal to the number of shares of common stock that ViroPharma would issue to the holders of the senior convertible notes upon conversion. These call options will terminate upon the earlier of the maturity dates of the related senior convertible notes or the first day all of the related senior convertible notes are no longer outstanding due to conversion or otherwise. Concurrently, the Company sold warrants to the warrant holders to receive shares of its common stock at an exercise price of $24.92 per share. These warrants expire ratably over a 60-day trading period beginning on June 13, 2017 and will be net-share settled.

The purchased call options are expected to reduce the potential dilution upon conversion of the senior convertible notes in the event that the market value per share of ViroPharma common stock at the time of exercise is greater than $18.87, which corresponds to the initial conversion price of the senior convertible notes, but less than $24.92 (the warrant exercise price). The warrant exercise price is 75.0% higher than the price per share of $14.24 of the Company’s stock on the pricing date. If the market price per share of ViroPharma common stock at the time of conversion of any senior convertible notes is above the strike price of the purchased call options ($18.87), the purchased call options will entitle the Company to receive from the counterparties in the aggregate the same number of shares of our common stock as the Company would be required to issue to the holder of the converted senior convertible notes. Additionally, if the market price of ViroPharma common stock at the time of exercise of the sold warrants exceeds the strike price of the sold warrants ($24.92), the Company will owe the counterparties an aggregate of approximately 13.25 million shares of ViroPharma common stock. If we have insufficient shares of common stock available for settlement of the warrants, we may issue shares of a newly created series of preferred stock in lieu of our obligation to deliver common stock. Any such preferred stock would be convertible into 10% more shares of our common stock than the amount of common stock we would otherwise have been obligated to deliver under the warrants.

The purchased call options and sold warrants are separate transactions entered into by the Company with the counterparties, are not part of the terms of the senior convertible notes, and will not affect the holders’ rights under the senior convertible notes. Holders of the senior convertible notes will not have any rights with respect to the purchased call options or the sold warrants. The purchased call options and sold warrants meet the definition of derivatives under

SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. These instruments have been determined to be indexed to the Company’s own stock (in accordance with the guidance of EITF Issue No. 01-6, The Meaning of Indexed to a Company’s Own Stock) and have been recorded in stockholders’ equity in the Company’s Consolidated Balance Sheet (as determined under EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock). As long as the instruments are classified in stockholders’ equity they are not subject to the mark to market provisions of SFAS No. 133.

We used the net proceeds from the offering to apply to working capital and general corporate purposes. We may also use a portion of the net proceeds to acquire, license or invest in complementary businesses, technologies or products.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to hearing from you at your earliest convenience. Please direct any questions regarding this filing to Vincent Milano, Vice President and Chief Financial Officer at (610) 321-6225, or to Thomas F. Doyle, Vice President and General Counsel at (610) 321-6202.

Very truly yours,

/s/ Michel de Rosen
Michel de Rosen

4